Exhibit (a)(5)(G)

IN HOWARD COUNTY CIRCUIT COURT, MARYLAND

TIFFANI BOUDREAUX, Individually on Behalf of Herself and All Others Similarly Situated,	)	Case No. 13C14099520
)
)
	)	CLASS ACTION
Plaintiff,	)
v.	)
	)	AMENDED COMPLAINT BASED UPON
MICROS SYSTEMS, INC., PETER A.	)	SELF-DEALING AND BREACH OF
ALTABEF, A. L. GIANNOPOULOS, LOUIS	)	FIDUCIARY DUTY
M. BROWN, JR., B. GARY DANDO, F.	)
SUZANNE JENNICHES, JOHN G. PUENTE,	)
DWIGHT S. TAYLOR, ORACLE	)
CORPORATION, OC ACQUISITION LLC,	)
and ROCKET ACQUISITION	)
CORPORATION,	)
)
Defendants.	)
)

Plaintiff Tiffani Boudreaux (“Plaintiff”), individually and on behalf of herself and all others similarly situated, by Plaintiffs attorneys, allege upon information and belief, except for those allegations that pertain to Plaintiff, which are alleged upon personal knowledge, as follows:

SUMMARY OF THE ACTION

1. Plaintiff brings this stockholder class action individually and on behalf of all other public stockholders of MICROS Systems, Inc. (“MICROS” or the “Company”) against MICROS the Company’s Board of Directors (the “Board” or the “Individual Defendants”), OC Acquisition LLC, Oracle Corporation (together with OC Acquisition LLC, “Oracle”), and Rocket Acquisition Corporation (“Merger Sub” and together with MICROS, the Board, and Oracle, the “Defendants”).

2. The action arises from breaches of fiduciary duties in connection with a proposed transaction announced on June 23, 2014, via which Oracle will acquire MICROS, through a tender offer commenced by Merger Sub (the “Tender Offer”), for $68 in cash for each share of MICROS common stock (the “Merger Consideration”) for a total of approximately $5.3 billion or $4.6 billion net of cash (the “Proposed Transaction”). The Tender Offer commenced on July 3, 2014, and will expire on July 31, 2014, the twentieth business day following its commencement.

3. Oracle is attempting to acquire MICROS at a significant discount to the Company’s intrinsic value as evidenced by its recent financial success. For example, in its last quarter, the Company’s results beat analysts’ net income estimates by 10% ($55 million versus estimates of $50 million) and earnings per share by 9% ($0.72 per share versus estimates of $0.66 per share). Moreover, MICROS has beat analysts’ comparable sales estimates in each of the last four quarters and recently increased its fiscal 2014 guidance, now stating that it will have revenue between $1.360 billion and $1.385 billion and non-generally accepted accounting principles (“GAAP”) earnings per share (“EPS”) between $2.53 to $2.57, up from revenue between $1.320 billion and $1.345 billion, and non-GAAP EPS between $2.46 and $2.51.

4. It is no surprise that the Merger Consideration does not adequately reflect the true value of the Company given the inadequacy of the sales process conducted by the Board. Indeed, the Board never reached out to any potential third-party acquirers and even refused to engage with at least one financial bidder that had expressed serious interest in an acquisition at a price range that exceeded the Merger Consideration by almost 3%.

5. Knowing that the lack of a meaningful price and opportunistic timing of the Proposed Transaction would draw serious interest from other potential buyers, and in an effort to ensure that the Proposed Transaction is consummated, the Board agreed to include in the June 22, 2014 Agreement and Plan of Merger (“Merger Agreement”) certain provisions that unreasonably inhibit potential third-party bidders from launching topping bids, including (i) a strict no-solicitation provision that severely constrains the Individual Defendants’ ability to communicate and negotiate with potential buyers who wish to submit or have submitted unsolicited alternative proposals; (ii) a four-business-day “matching rights” period; and (iii) a termination fee provision requiring the Company to pay $157,780,000 to Oracle in the event the Company receives a higher offer and enters into an alternative transaction. These unreasonable terms virtually foreclose the possibility that an alternative bidder will emerge to acquire the Company.

6. Finally, on July 3, 2014, in support of the Proposed Transaction, MICROS filed a Schedule 14D-9 Solicitation/Recommendation Statement (the “Recommendation Statement”) with the U.S. Securities and Exchange Commission (“SEC”). The Recommendation Statement

fails to provide the Company’s stockholders with material information and/or provides them with materially misleading information concerning (i) the unfair sales process that resulted in the Proposed Transaction; (ii) the financial valuation analyses prepared by the Company’s financial advisor, Centerview Partners LLC (“Centerview”); and (iii) the Company’s expected future financial performance. As a result, shareholders are unable to make an informed decision as to whether to tender their shares in connection with the Proposed Transaction.

7. In facilitating the Proposed Transaction for inadequate consideration and through a flawed and self-serving sales process, each of the Defendants breached and/or aided the other Defendants’ breaches of their fiduciary duties. Accordingly, Plaintiff seeks to enjoin the closing of the Tender Offer unless and until Defendants remedy their fiduciary duty violations by engaging in a process designed to secure maximum value for MICROS shareholders and provide those shareholders with all material information necessary to make a fully-informed decision whether to tender their shares to Oracle in the Tender Offer.

THE PARTIES

8. Plaintiff is and, at all times relevant hereto, has been a holder of MICROS common stock

9. Plaintiff Shiva Y. Stein is and, at all times relevant hereto, has been a holder of MICROS common stock.

10. Plaintiff Joel Rosenfeld IRA is and, at all times relevant hereto, has been a holder of MICROS common stock.

11. Defendant MICROS is a leading worldwide designer, manufacturer, marketer, and servicer of enterprise applications solutions for the global food and beverage, hotel, and retail industries. It was incorporated in the State of Maryland in 1977 as Picos Manufacturing, Inc.

and, in 1978, changed its name to MICROS Systems, Inc. Its principal executive offices are located at 7031 Columbia Gateway Drive, Columbia, Maryland 21046. As of June 25, 2014, MICROS had 74,817,363 shares issued and outstanding trading on the NASDAQ under the symbol “MCRS.”

12. Defendant Peter A. Altabef (“Altabef”) has been the Company’s President and Chief Executive Officer (“CEO”), and a member of the Company’s Board since January 2013.

13. Defendant A. L. Giannopoulos (“Giannopoulos”) has been the Company’s Chairman of the Board since April 2001 and a director of the Company since March 1992. Defendant Giannopoulos served as President and CEO of the Company from May 1993 to December 2012. Defendant Giannopoulos retired as a Company employee effective June 30, 2013.

14. Defendant Louis M. Brown, Jr. (“Brown”) has been a director of the Company since 1977. Defendant Brown previously served as President and CEO of the Company from January 1986 until his appointment as Chairman of the Board in January 1987. He served as Chairman of the Board until April 2001.

15. Defendant B. Gary Dando (“Dando”) has been a director of the Company since November 2003. Defendant Dando is Chairman of the Board’s Audit Committee.

16. Defendant F. Suzanne Jenniches (“Jenniches”) has been a director of the Company since 2008 and previously served on the Board from October 1996 to November 2003. Defendant Jenniches is a member of the Board’s Audit Committee and Compensation and Nominating Committee.

17. Defendant John G. Puente (“Puente”) has been a director of the Company since May 1996. Defendant Puente is Chairman of the Board’s Compensation and Nominating Committee and a member of the Board’s Audit Committee.

18. Defendant Dwight S. Taylor (“Taylor”) has been a director of the Company since 1997. Defendant Taylor is a member of the Board’s Compensation and Nominating Committee.

19. Defendants Altabef, Giannopoulos, Brown, Dando, Jenniches, Puente, and Taylor are collectively referred to herein as the “Individual Defendants.”

20. The Individual Defendants, as officers and/or directors of MICROS, have a fiduciary relationship and responsibility to MICROS and its shareholders.

21. Defendant Oracle Corporation is a U.S.-based multinational computer technology corporation headquartered at 500 Oracle Parkway, Redwood City, California 94065. It specializes in developing and marketing computer hardware systems and enterprise software products, particularly its own brands of database management systems.

22. Defendant OC Acquisition LLC is Delaware limited liability company and wholly owned subsidiary of defendant Oracle. Upon completion of the Proposed Transaction, defendant MICROS will become a wholly owned subsidiary of defendant OC Acquisition LLC.

23. Defendant Merger Sub is a Maryland corporation. It is a direct subsidiary of defendant OC Acquisition LLC and an indirect subsidiary of defendant Oracle Corporation. Upon completion of the Proposed Transaction, defendant Merger Sub will merge with and into defendant MICROS and cease its separate corporate existence.

JURISDICTION AND VENUE

24. This Court has jurisdiction over the Defendants because each Defendant is either a corporation that conducts business in and maintains operations in Howard County, or is an individual who has sufficient minimum contacts with Maryland so as to render the exercise of jurisdiction by the Maryland courts permissible under traditional notions of fair play and substantial justice.

25. Venue is proper in this Court because MICROS is incorporated in Maryland and regularly transacts business in Howard County, Maryland, and there are multiple defendants with no single venue applicable, and thus can be sued in any Maryland county.

CLASS ACTION ALLEGATIONS

26. Plaintiff brings this action as a class action individually and on behalf of all holders of MICROS common stock, who are being and will be harmed by the Individual Defendants’ actions, described herein (“Class”). Excluded from the Class are Defendants and any person, firm, trust, corporation, or other entity related to or affiliated with any Defendant.

27. This action is properly maintainable as a class action because:

(a) The Class is so numerous that joinder of all members is impracticable. As of June 25, 2014, MICROS had 74,817,363 shares issued and outstanding. The actual number of public shareholders of MICROS will be ascertained through discovery. Moreover, the holders of these shares are geographically dispersed throughout the United States;

(b) There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. These common questions include (i) whether the Individual Defendants have engaged in self-dealing, to the detriment of MICROS’ public shareholders; (ii) whether the Proposed Transaction is unfair to the Class, in that the price is inadequate and is not the fair value that could be obtained under the circumstances; (iii) whether Oracle aided and abetted the Individual Defendants’ breaches of fiduciary duty; and (iv) whether the Class is entitled to injunctive relief as a result of the wrongful conduct committed by Defendants;

(c) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class;

(d) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests; and

(e) Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

THE FLAWED AND SELF-SERVING SALES PROCESS

28. MICROS is a worldwide provider of leading enterprise-wide applications, services, and hardware for the hospitality and retail industries. By combining its industry knowledge and expertise to provide cloud-based, mobile, and on-premise solutions that allow its clients to streamline operations and successfully engage their customers, the Company has been able to expand to the point that its products and services are now in use at over 567,000 hotels, casinos, table and quick service restaurants, retail, leisure and entertainment, fuel and convenience, cruise, and travel operations in more than 180 countries, and on all seven continents.

29. Despite its recent growth and market position, the Individual Defendants inexplicably decided to sell the Company to Oracle following a short three-month (and essentially single-bidder) sales process which began in late March 2014 when Oracle first contacted the Company to discuss a potential acquisition.

30. Without Oracle having even made any proposal whatsoever, and prior to the Board even being informed of Oracle’s interest, Company management reached out to Centerview to assist it in analyzing the Oracle inquiry.

31. Throughout April and into early May 2014, Company management negotiated and entered into a non-disclosure agreement with Oracle and allowed it access to various due diligence materials. At no point during this period was a full meeting of the Board held to discuss Oracle’s interest in acquiring the Company or to evaluate the best process for maximizing shareholder value in connection with a potential transaction.

32. On May 28, 2014, Oracle submitted a non-binding proposal to acquire the Company for $64.25 per share (the “Initial Proposal”). The Initial Proposal further requested that MICROS enter into an exclusivity agreement.

33. Following its June 2, 2014 meeting, the Board determined that the Initial Proposal was insufficient and that only a price in the low-to-mid $70 per share range would justify an exclusivity agreement. Despite the inadequacy of the Initial Proposal, the Board inexplicably decided not to solicit the interests of potential third-party bidders (including Party A) due to its unfounded belief that “Oracle would be the party most likely to pay the highest price.”

34. Two days later, on June 4, 2014, Oracle increased its offer to $67.25 per share. The Company told Oracle this time that instead of a low-to-mid $70’s offer before the Board would be willing to enter into exclusive negotiations, its offer would need to be increased to $70 per share in cash before the Board would be prepared to enter into exclusive negotiations.

35. Finally, on June 5, 2014, Oracle increased its offer to $68 per share and reiterated its request for exclusivity. The Board subsequently authorized the Company to enter into exclusive negotiations with Oracle, without bothering to contact any other potential bidders and without bothering to negotiate a per share price of at least $70 as it had previously insisted.

36. During the course of the exclusivity period, the Company was contacted by a financial sponsor referred to in the Recommendation Statement as “Party B” on no less than three occasions to discuss a potential all-cash transaction to acquire MICROS for between $67 and $70 per share – up to $2 per share more than the Merger Consideration. These overtures were ignored by the Board and its advisors in accordance with the exclusivity agreement the Company had entered into with Oracle.

37. The Board was well aware of Party B’s interest in the Company, having entered into a non-disclosure agreement with Party B just two weeks earlier on May 22, 2014, yet Party B was never informed that MICROS had entered into exclusive discussions with Oracle nor was it advised that any potential proposal should be made on an expedited basis.

38. Despite Party B’s offer, the Board failed in its duties to maximize shareholder value and continued to drive toward a non-value maximizing transaction with Oracle. Indeed, with no competition, Oracle and the Board promptly reached an agreement without negotiating a go-shop period and/or a lower termination fee that would allow it to follow-up with Party B on its interest in the Company.

39. On the morning of June 23, 2014 – prior to the expiration of the exclusivity period – MICROS issued a press release announcing the Proposed Transaction. On July 3, 2014, Oracle commenced the Tender Offer, which is currently set to expire on July 31, 2014.

40. By not engaging in an outward sales process and unfairly limiting the ability of Party B, or any third-party bidder, to make a competing proposal to acquire the Company, the Individual Defendants were able to ensure they would receive the personal financial benefits for which they had negotiated in connection with the Proposed Transaction.

41. While MICROS’ public stockholders are being cashed out for the inadequate Merger Consideration and foreclosed from participating in the future growth of the Company, the Individual Defendants and certain other members of MICROS’ management team will receive more than $20 million in cash in exchange for their more than 308,000 shares of Company stock. This is in addition to the millions of dollars in potential payments to which they may be entitled as evidenced in the following chart:

Named Executive Officers	Cash Payments, Equity and Benefits
Peter A. Altabef	$9,710,106
Thomas L. Patz	$9,726,335
Cynthia A. Russo	$4,764,749
Kaweh Niroomand	$7,933,670

Indeed, defendant Altabef alone stands to receive more than $14 million upon completion of the Proposed Transaction.

42. As evidenced by the foregoing, MICROS’ directors and officers have acted in their own interests in entering into the Proposed Transaction and to the detriment of the Company shareholders they are duty-bound to serve – a direct violation of their fiduciary duties.

THE PROPOSED TRANSACTION

43. On June 23, 2014, MICROS issued a press release announcing the Proposed Transaction pursuant to which Oracle will acquire the Company in a $68 per share Tender Offer. The press release stated, in relevant part, as follows:

MICROS Systems, Inc. (NASDAQ:MCRS), a provider of information technology solutions for the hospitality and retail industries, today announced that it has entered into a definitive agreement to be acquired by Oracle. Under the terms of the agreement, MICROS stockholders will receive $68.00 in cash for each share of common stock they hold. The purchase price represents a fully-diluted equity value of approximately $5.3 billion, or $4.6 billion net of cash.

* * *

The Board of Directors of MICROS has unanimously approved the transaction. The transaction is expected to close in the second half of 2014, subject to MICROS stockholders tendering a majority of MICROS’ outstanding shares and shares representing vested equity incentive awards in the tender offer, certain regulatory approvals and other customary closing conditions.

44. The following day, the Company filed a Current Report on Form 8-K with the SEC wherein it disclosed the Merger Agreement. Knowing that the opportunistic timing of the Proposed Transaction would draw serious interest from other potential buyers – particularly Party B that had previously been spurned by the Board – the Individual Defendants agreed to a number of draconian deal protection devices in the Merger Agreement that were designed to preclude any competing bids for MICROS from emerging in the period following the announcement of the Proposed Transaction, including:

(a) a no-solicitation clause preventing MICROS and any of its representatives from soliciting, or its directors and officers from even participating in discussions which may lead to, an Acquisition Proposal (as defined in the Recommendation Statement and which mainly includes any transaction pursuant to which any third party acquires, directly or indirectly, any assets of MICROS or MICROS’ subsidiaries representing, in the aggregate, fifteen percent (15%) or more of the assets of MICROS and MICROS’ subsidiaries on a consolidated basis, or any tender offer or exchange offer that, if consummated, would result in any third party beneficially owning fifteen percent (15%) or more of any class of equity securities of MICROS or MICROS’ subsidiaries) from any bidder other than Oracle (Merger Agreement, Sections 1.01 and 7.03);

(b) a four (4) business days ‘matching right’ which allows Oracle to propose revisions to the terms of the Merger Agreement or make other proposals and requires the Board to negotiate in good faith with Oracle before accepting a Superior Proposal (as defined in the Recommendation Statement) or making a change in their recommendation of the Proposed Transaction (Merger Agreement, Section 7.03(e)); and

(c) a termination fee of $157,780,000 (or 3.1% of the Proposed Transaction’s total equity value) to be paid by MICROS to Oracle in the event that the Proposed Transaction is not consummated (Merger Agreement, Section 10.04(b)) with no corresponding reverse termination fee in the event Oracle decides not to go through with the Proposed Transaction, thus serving as a boon for Oracle, rather than making it whole should the Proposed Transaction not go through.

45. Moreover, pursuant to Section 2.03 of the Merger Agreement, the Individual Defendants have granted Oracle a top-up option which ensures that the necessary amount of shares to consummate the Tender Offer will be obtained. More specifically, Section 2.03(a) provides:

The Company hereby grants to Parent and Merger Subsidiary an irrevocable option (the “Top-Up Option”), exercisable upon the terms and conditions set forth in this Section 2.03, to purchase from the Company the number of newly-issued, fully paid and non-assessable shares of Company Common Stock (the “Top-Up Shares”) equal to the lesser of: (i) the number of shares of Company Common Stock that, when added to the number of shares of Company Common Stock owned directly or indirectly by Ultimate Parent, Parent and Merger Subsidiary at the time of exercise of the Top-Up Option, constitutes 90% of the number of shares of Company Common Stock that would be outstanding on a fully-diluted basis immediately after taking into account the issuance of all shares of Company Common Stock subject to the Top-Up Option; or (ii) the aggregate number of shares of Company Common Stock that the Company is authorized to issue under its articles of incorporation but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued or reserved for issuance) at the time of exercise of the Top-Up Option.

46. Making matters worse, certain stockholders, including the Individual Defendants and Company insiders, have entered into Tender and Support Agreements, thereby ensuring that over 2.8 million Company shares (or approximately 3.8% of the total of all shares outstanding) are tendered to Oracle in connection with the Proposed Transaction.

47. Collectively, the foregoing deal protection devices foreclose the possibility that a third-party “white knight” may step forward to provide MICROS shareholders with a premium for their shares, leaving MICROS shareholders with the inadequate Merger Consideration offered by Oracle. Without any competing offers, the Individual Defendants (and certain other officers of MICROS) are all but guaranteed the personal benefits for which they unfairly negotiated with Oracle.

48. In other words, the Individual Defendants efforts to put their own personal interests ahead of the Company’s shareholders has resulted in the Proposed Transaction being presented at an untenable and inadequate price that, arguably, cannot be topped by a competing bidder.

THE INADEQUATE MERGER CONSIDERATION

The Company’s Recent Success and Future Growth

49. The Merger Consideration offered in the Proposed Transaction is inadequate in light of the Company’s recent financial performance and bright future.

50. MICROS has experienced growth in the double-digit range for the past three years and its growth is expected to continue as restaurants incorporate new technology. Indeed, a 2013 survey by the National Restaurant Association found that “[m]ore than half of fine-dining operators plan to spend more on customer-facing technology such as mobile applications this year, with half of casual-dining operators and 41 percent of family-dining establishments anticipated to do the same.”1 Further, Dave Grimm, founding partner of G4Technologies stated: “[the restaurant industry is] still a very untapped market … [that’s set to change as] technology is such a part of everyone’s lives, people are going to wonder how they ever ran a restaurant without it.”2

51. Also underscoring the Company’s positioning for long-term growth, in its October 24, 2013 press release announcing its first quarter (“1Q”) 2014 financial results, the Company reported revenue of $314.7 million – an over 5.0% increase from the 1Q 2013 and record revenue for a first fiscal quarter. Commenting on the successful quarter, defendant Altabef stated: “[w]e are pleased with our revenue growth in this environment, with especially strong growth in the United States and Canada.”

52. The Company continued to grow in the second quarter (“2Q”) of 2014. On January 30, 2014, the Company reported quarterly revenue of $345.6 million, a $21.0 million, or 6.5%, increase versus the 2Q 2013 – a quarterly revenue Company record. The Company also announced its GAAP diluted EPS for the quarter was $0.57 per share, a 5.6% increase over the 2Q 2013. In the press release, defendant Altabef commented: “[w]e are pleased to achieve another quarter of strong revenue growth. We are encouraged by the improving demand environment in our geographic regions and vertical markets.”

53. In the January 30, 2014 press release discussing the 2Q financials, MICROS also Updated its financial guidance for fiscal 2014, increasing its August 2013 ranges for revenue

[1]

Jing Cao, Le Cirque Software Need Helps prompt Oracle’s Micros Deal, June 24, 2014, http://www.bloomberg.com/news/2014-06-23/oracle-puts-micros-on-menu-as-restaurants-eat-up-software.html (last accessed on July 9, 2014).

[2]	Id.

from $1.295 billion to $1.320 billion to as high as $1.345 billion and its ranges for non-GAAP EPS from $2.46 to $2.50 to as high as $2.51.

54. Continuing the positive news for stockholders, on May 1, 2014, the Company announced its results for the third quarter (“3Q”) fiscal 2014, including record quarterly revenue, net income, and EPS (GAAP and non-GAAP). Specifically, among other things, for the 3Q 2014 MICROS reported revenue of $349.0 million, a $33.9 million or 10.7% increase versus the 3Q 2013; GAAP net income of $50.3 million, a $5 million or 13.6% increase versus the 3Q 2013; and GAAP diluted EPS of $0.66 per share, a $0.11 or 20.0% increase versus the 3Q 2013. This resulted in the Company again updating its fiscal 2014 financial guidance for revenue to as high as $1.385 billion and non-GAAP EPS up to $2.57.

55. The Company’s success and future growth is further highlighted by its impressive portfolio of clients which includes luxury hotel operators such as Hyatt, Hilton, and Marriott; fast food and quick service restaurant owners such as Yum! Brands and Burger King; and retailers such as Lululemon, Adidas, and IKEA. This is in addition to a bevy of new clients the Company has recently announced who are expected to contribute to the Company’s ongoing financial success including, most notably:

•

Ovation Brands, the operator of Old Country Buffet, HomeTown, Buffet, and Ryan’s brands, which selected MICROS cloud-based Simphony along with MICROS iCare Gift and Loyalty solution for all of its 337 locations (announced on May 13, 2014); and

•

Louvre Hotels Group, which has decided to replace its legacy reservation system in more than 220 of its Tulip branded hotels (Tulip Inn, Golden Tulip, and Royal Tulip) with the MICROS OPERA 9 Reservation System (ORS) (announced on June 20, 2014).

56. All of the foregoing has resulted in investors taking notice. According to an article published on thestreet.com on June 24, 2014:

Micros System will likely continue growing as, according to the National Restaurant Association, fine, casual and family dining restaurants are expected to increase their technology spending. Meanwhile, the point of sale software market could grow by more than 3% this year, as per Ibisworld’s estimates.3

57. Given the Company’s prospects for growth, the Proposed Transaction will deprive MICROS’ stockholders from sharing in the benefits of the Company’s recent success and bright future.

Investor and Analyst Criticism of the Proposed Transaction

58. In light of the above, it is no surprise that thestreet.com has been critical of the Proposed Transaction. According to businessweek.com, the premium being offer to MICROS shareholders in the Proposed Transaction ranks among the lowest takeover premiums of the past four years.

Oracle yesterday said it agreed to buy Columbia, Maryland-based Micros in a transaction valued at $4.6 billion, or 17 times Micros’ earnings before interest, taxes, depreciation and amortization. That compares with a median multiple of 22 for Internet and software acquisitions, according to data compiled by Bloomberg. The 20 percent premium being offered to Micros shareholders also ranks among the lower takeover premiums of the past four years, the data show.4

59. To make matters worse, the Merger Consideration fails to account for the massive benefits Oracle will receive through the Proposed Transaction. According to the press release announcing the Proposed Transaction, the deal will be “immediately accretive to Oracle’s

[3]

Sarfaraz A. Khan, Micros Buy Can Revive Oracle’s Growth, and It’s Just a Beginning, June 24, 2014, http://www.thestreet.com/story/12755380/l/micros-buy-can-revive-oracles-growth-and-its-just-a-beginning.html (last accessed on July 9, 2014).

[4]

Tara Lachapelle and Dina Bass, Oracle Skips Expensive Targets to Buy Micros: Real M&A, June 24, 2014, http://www.businessweek.com/news/2014-06-23/oracle-eschews-flash-to-buy-micros-at-discount-real-m-and-a (last accessed on July 9, 2014) (emphasis added).

earnings on a non-GAAP basis and to expand over time.” This same sentiment was reiterated in the June 24, 2014 article on thestreet.com which states that:

[T]his acquisition can expand Oracle’s foothold in the hospitality and retail sectors, opening doors to a new income stream that will generate recurring revenues from software maintenance. The acquisition will also allow Oracle to grow its revenue from its hardware unit.5

60. Ultimately, the Individual Defendants’ failure to reject the inadequate Merger Consideration evidences their disregard for ensuring that MICROS’ stockholders receive adequate value for their stock. By agreeing to the Proposed Transaction, the Individual Defendants have artificially depressed the value of MICROS’ stock, thereby depriving Plaintiff and the Class of the right and opportunity to receive the maximum value for their shares.

THE RECOMMENDATION STATEMENT OMITS MATERIAL INFORMATION

61. Compounding the unfair process and inadequacy of the Merger Consideration, on July 3, 2014, the Company filed the false and materially misleading Recommendation Statement with the SEC and disseminated it to MICROS’ shareholders. Designed to convince stockholders to tender their shares to Oracle in the Tender Offer, the Recommendation Statement fails to provide Company stockholders with critical information concerning the unfair sales process that resulted in the Proposed Transaction, the financial valuation analyses prepared by Centerview in connection with the rendering of its fairness opinion, and the Company’s expected future value as a standalone entity as evidenced by the Company’s financial projections.

62. Specifically, the Recommendation Statement fails to provide MICROS stockholders with the following material information (or provides them with materially

[5]	See http://www.thestreet.com/story/12755380/1/micros-buy-can-revive-oracles-growth-and-its-just-a-beginning.html (last accessed on July 9, 2014).

misleading information), the absence of which renders them unable to make an informed decision as to whether to tender their shares to Oracle:

Material Omissions Concerning the Flawed Sales Process

63. The Individual Defendants fail to disclose material information relating to, among other things, the process leading up to the Proposed Transaction:

(a) The Recommendation Statement states that “the board and senior management of the Company have, from time to time, discussed the Company’s long-term strategic alternatives, including potential strategic acquisitions and divestitures and other business combinations” but does not disclose what these strategic alternatives were;

(b) whether Party A reached out to the Company or whether it was the Company who reached out to Party A in late 2012;

(c) whether the Company ever made a counter-offer to Party A or attempted to contact Party A after it determined that its proposal was insufficient and discussions broke down in September 2013;

(d) the reasons Party A discontinued discussions with the Company in September 2013;

(e) what representative of the Company was contacted by Oracle in late March 2014 regarding a potential acquisition and whether that meeting ever took place;

(f) whether Centerview was engaged as the Company’s financial advisor or whether the Board authorized senior management to solicit Centerview’s assistance on or around late March 2014;

(g) why Centerview’s, or any other financial advisor’s, assistance was not sought in connection with the Company’s discussions with Party A;

(h) the various strategic and financial matters that Centerview advised the Company on since early 2013 and the amount of any compensation received by Centerview for such services;

(i) who the Company representative was that received the April 7, 2014 telephone call from Oracle and whether an offer was made to acquire the Company during that call (and if so the terms of such offer);

(j) who the members of senior management and the Board were that engaged in the informal discussions concerning Oracle’s interest in acquiring the Company in early April 2014;

(k) the Company representative who was contacted by Party B on May 15, 2014;

(l) the identities of the potential acquirors discussed by the Board on June 2, 2014, that it determined would not likely pay more than Oracle to acquire the Company;

(m) the basis for deciding that it would consider entering into exclusivity with Oracle upon receiving a proposal in the low-to-mid $70 per share range as of June 3, 2014;

(n) which Company representatives met with Party B on June 4, 2014, and why the Company chose to continue communications with Party B and not Party A;

(o) whether there were any other potential acquirors other than Oracle, Party A, and Party B that expressed an interest in buying MICROS and the details of such proposals, if any;

(p) the terms of the standstill agreements entered into with the various parties, if any;

(q) who the Company representative was that told Oracle its offer would need to be increased to $70 per share in cash before the Board would be prepared to enter into exclusive negotiations;

(r) the basis for the Board’s decision to lower its asking price from the low-to- mid $70 per share range to $68 per share prior to entering into the exclusivity agreement with Oracle;

(s) why Party A and Party B or other acquirors were not contacted before the Board entered into an exclusivity agreement with Oracle;

(t) whether the June 6, 2014 e-mail received from Party B was sent before or after the Company entered into the exclusivity agreement with Oracle;

(u) whether the Company ever engaged in discussions with Party B after it had made a proposal to acquire the Company for $67 to $70 per share;

(v) whether discussions regarding retention of the Company’s directors and officers took place during the course of negotiations over the Proposed Transaction, and, if so, the parties that were involved in the negotiations; and

(w) the specific terms of the Individual Defendants’ or management’s future employment with Oracle, if any.

Material Omissions Concerning Centerview’s Financial Valuation Analyses

64. The Recommendation Statement describes Centerview’s fairness opinion and the various valuation analyses it performed in support of its opinion. However, the description of Centerview’s fairness opinion and analyses fails to include key inputs and assumptions underlying these analyses. Without this information, as described below, Centerview’s public stockholders are unable to fully understand these analyses and, thus, are unable to determine what weight, if any, to place on Centerview’s fairness opinion in determining whether to tender their shares pursuant to the Tender Offer.

(a) With respect to Centerview’s Discounted Cash Flow Analysis, the Recommendation Statement omits and/or materially misrepresents the following information:

(i) the components necessary to calculate unlevered free cash flows (in particular, projected depreciation and amortization, stock-based compensation, working capital requirements, and/or the projected tax rates);

(ii) whether stock-based compensation was treated as a cash expense;

(iii) why the exit multiples used were lower than the multiples used in Centerview’s precedent transaction analysis; and

(iv) the reason the perpetuity growth rate range begins at 2.0%.

(b) With respect to Centerview’s Public Comparables Analysis, the Recommendation Statement omits and/or materially misrepresents the following information:

(i) the reason why revenue or earnings before interest, taxes, depreciation, and amortization (“EBITDA”) multiples were not considered;

(ii) the individual multiples observed for each of the Companies selected by Centerview; and

(iii) the reason why there is no control premium.

(c) With respect to Centerview’s Precedent Acquisitions Analysis, the Recommendation Statement omits and/or materially misrepresents the following information:

(i) the individual multiples observed for each of the transactions selected by Centerview in its analysis;

(ii) the reason why the enterprise value/EBITDA multiples reported by Centerview are lower than the multiples reported by Capital IQ; and

(iii) whether the last twelve months EBITDA includes or excludes stock-based compensation.

65. Finally, the Individual Defendants fail to disclose whether the $40 million net of valuation allowance in net operating loss (“NOL”) carryforwards possessed by MICROS were considered in any of Centerview’s financial valuation analyses and, if so, the extent to which they were so considered. As of June 30, 2014, the NOLs were approximately $40 million net of valuation allowance.

Material Omissions Concerning Management’s Financial Projections

66. The Recommendation Statement indicates that Centerview relied on projections that are different than those that were provided to Oracle. Centerview was provided five-year projections whereas Oracle was provided future projections going out just two years. Additionally, the projections provided to Oracle reflect slightly higher revenue in 2014 and 2015 than those provided to Centerview. No reason was given why different projections were given to Oracle and Centerview, the underlying assumptions buttressing the two different sets of projections, and/or why the projections given to Oracle reflect higher revenue in 2014 and 2015.

67. While the Recommendation Statement discloses the projected unlevered free cash flows for the Company as calculated by management, it does not provide shareholders with the critical components used to calculate those figures, including the following amounts for the relevant periods:

(a) projected depreciation and amortization;

(b) working capital requirements;

(c) projected tax rate; and

(d) stock-based compensation.

68. As management’s financial projections provide shareholders with the Company’s inside view of a company’s long-term, standalone prospects and enable them to determine whether they should cash in their shares for the Merger Consideration, it is critical that this information be disclosed prior to the Proposed Transaction being completed.

69. In short, the Proposed Transaction is wrongful, unfair, and harmful to MICROS’s public shareholders. Defendants, separately and together, are knowingly or recklessly violating their fiduciary duties and/or aiding and abetting such breaches, including their duties of loyalty, good faith, independence, candor, and full disclosure owed to Plaintiff and the Class. Indeed, the Merger Consideration is inadequate and the transaction itself is the result of a flawed sales process designed to improperly benefit the Individual Defendants. These problems are then masked by Defendants dissemination of the false and materially misleading Recommendation Statement. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer if the Proposed Transaction is allowed to proceed.

FIRST CAUSE OF ACTION

BREACH OF FIDUCIARY DUTY

(AGAINST THE INDIVIDUAL DEFENDANTS)

70. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

71. As alleged herein, the Individual Defendants have initiated a process to sell MICROS that undervalues the Company. In addition, by agreeing to the Proposed Transaction, the Individual Defendants have capped the price of MICROS at a price that does not adequately reflect the Company’s true value. Moreover, the Individual Defendants failed to sufficiently inform themselves of MICROS’ value, or disregarded the true value of the Company, in an effort to benefit themselves. Furthermore, any alternate acquirer will be faced with engaging in discussions with a management team and Board that is committed to the Proposed Transaction.

72. The Individual Defendants have violated fiduciary duties owed to public shareholders of MICROS, including but not limited to their fiduciary duties of candor and maximization of shareholder value owed by each of the Individual Defendants to Plaintiff and each of the other public shareholders of MICROS.

73. By the acts, transactions, and courses of conduct alleged herein, the Individual Defendants have failed to maximize value for MICROS’ public shareholders.

74. As demonstrated by the allegations above, the Individual Defendants breached their fiduciary duties owed to the shareholders of MICROS because, among other reasons, they failed to take steps to maximize the value of MICROS to its public shareholders.

75. As a result of the actions of the Individual Defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive the highest available value for their equity interest in MICROS. Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

76. The Individual Defendants should take whatever action is necessary to cause MICROS to halt the Tender Offer.

77. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury, which the Individual Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

AIDING AND ABETTING THE BOARD’S BREACHES OF FIDUCIARY DUTY

(AGAINST ORACLE AND MERGER SUB)

78. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

79. Oracle and Merger Sub have acted and are acting with knowledge of or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to the Company’s public shareholders, and have participated in such breaches of fiduciary duties.

80. Oracle and Merger Sub knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, Oracle and Merger Sub rendered substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Proposed Transaction in breach of their fiduciary duties.

81. Oracle and Merger Sub should take whatever action is necessary to halt the Tender Offer.

82. Plaintiff has no adequate remedy at law.

THIRD CAUSE OF ACTION

FOR DECLARATORY RELIEF PURSUANT TO COURTS

AND JUDICIAL PROCEEDINGS ARTICLE

OF THE ANNOTATED CODE OF MARYLAND § 3-401, ET SEQ.

(AGAINST ALL DEFENDANTS)

83. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

84. Defendants breached their fiduciary duties in connection with the Proposed Transaction, and/or aided and abetted such breaches, and are liable therefore.

85. As a result of Defendants’ conduct as herein alleged, Plaintiffs and the other members of the Class have suffered and/or will, in the future, suffer damages and harm, including harm for which they have no adequate remedy at law.

86. Pursuant to Courts and Judicial Proceedings Article of the Annotated Code of Maryland §3-412, Plaintiff demands a declaration that: (i) shareholders should not be asked to tender their shares to Oracle in the Tender Offer, and that such Tender Offer should be enjoined; (ii) Defendants and each of them have committed a gross abuse of trust and have breached their fiduciary duties owed to Plaintiff and the Class and/or have aided and abetted such breaches; (iii) the Proposed Transaction was entered into in breach of the Individual Defendants’ fiduciary duties and was therefore unlawful and unenforceable, and that the Proposed Transaction or other agreements that Defendants entered into in connection with, or in furtherance of, the Proposed Transaction should be rescinded and invalidated; and (iv) the Proposed Transaction, the Merger Agreement, and/or the transactions contemplated thereby, should be rescinded and the parties restored to their original positions.

FOURTH CAUSE OF ACTION

BREACH OF FIDUCIARY DUTY OF DISCLOSURE

(AGAINST INDIVIDUAL DEFENDANTS)

87. Plaintiff incorporates each and every allegation above as if set forth in full herein.

88. The Individual Defendants have caused materially misleading and omissive information to be disseminated to the Company’s public stockholders.

89. The Individual Defendants have an obligation to be complete and accurate in their disclosures.

90. The Recommendation Statement fails to disclose material information, including financial information and information necessary to prevent the statements contained therein from being misleading.

91. Because of the Individual Defendants’ failure to provide full and fair disclosure, Plaintiff and the Class will be stripped of their ability to make an informed decision on whether to tender their shares in favor of the Proposed Transaction, and thus are damaged thereby.

92. Plaintiff and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands relief in Plaintiff’s favor and in favor of the Class, and against Defendants, as follows:

A. Declaring that this action is properly maintainable as a class action, certifying Plaintiff as a Class representative and certifying her counsel as class counsel;

B. Declaring that Defendants and each of them have committed a gross abuse of trust and have breached their fiduciary duties owed to Plaintiff and the Class and/or have aided and abetted such breaches;

C. Declaring that the Proposed Transaction is the result of the Individual Defendants’ breaches of fiduciary duty, as aided and abetted by Oracle and Merger Sub, and is therefore unlawful and unenforceable;

D. Rescinding, to the extent already implemented, the Merger Agreement and/or the Proposed Transaction;

E. Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best possible value for shareholders and provides shareholders with all material information concerning the Proposed Transaction;

F. Imposing a constructive trust, in favor of Plaintiff and the Class, upon any benefits, property, or value improperly received by Defendants and/or traceable thereto and/or in the possession of any of the Defendants as a result of their wrongful conduct;

G. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

H. Granting such other and further equitable relief as this Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff and the Class demand a trial by jury as to all issues so triable.

Dated: July 9, 2014	Respectfully submitted,

PATRICK C. SMITH
DEHAY & ELLIS TON L.L.P.
36 South Charles Street, Suite 1300
Baltimore, MD 21201
Telephone: (410) 783-7225
Facsimile: (410) 783-7221

ROBBINS ARROYO LLP
BRIAN J. ROBBINS
STEPHEN J. ODDO
EDWARD B. GERARD
JUSTIN D. RIEGER
600 B Street, Suite 1900
San Diego, CA 92101
Telephone: (619) 525-3990
Facsimile: (619) 525-3991

BRANNON LAW FIRM, LLC
PAUL M. BRANNON
3500 North Hullen Street
Metairie, LA 70002
Telephone: (504) 456-8696
Facsimile: (504) 456-8697

Counsel for Plaintiff

CERTIFICATE OF SERVICE

I, Patrick C. Smith, hereby certify that on July 9, 2014, true and correct copies of the foregoing Amended Complaint Based upon Self-Dealing and Breach of Fiduciary Duty was sent via e-mail to the following indicated below:

DAVID CLARKE

DLA PIPER LLP

500 Eighth Street, NW

Washington, DC 20004

E-mail: david.clarke@dlapiper.com

Counsel for defendants Oracle Corporation,

OC Acquisition LLC, and Rocket Acquisition

Corporation

I also hereby certify that on July 9, 2014, true and correct copies of the foregoing Amended Complaint Based upon Self-Dealing and Breach of Fiduciary Duty was mailed certified, first-class, postage pre-paid to the following indicated below:

MICROS Systems, Inc.	A. L. Giannopoulos
c/o Registered Agent	10415 Queensway Dr
National Registered Agents, Inc. of MD.	Ellicott City, MD 21042
351 W Camden St
Baltimore, MD 21201

Peter A. Altabef	Frieda Suzanne Jenniches
7303 Meadow Ln	5222 Harpers Farm Rd
Chevy Chase, MD 20815	Columbia, MD 21044

Louis M. Brown, Jr.	John G. Puente
4801 Maury Ln	10500 Willowbrook Dr
Alexandria, VA 22304	Potomac, MD 20854

B. Gary Dando	Dwight S. Taylor
7802 Stable Way	2432 Still Forest Rd
Potomac, MD 20854	Pikesville, MD 21208

PATRICK C. SMITH